UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Health Fitness Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42217V102
(CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   13G

CUSIP NO. 42217V102


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company
            Tax Identification No. 41-0449260

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    981,473
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 940,473
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             981,473

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       8.1%

12)  TYPE OF REPORTING PERSON

             HC


13G

CUSIP NO. 42217V102


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo Bank Minnesota, N.A.
            Tax Identification No. 94-1347393

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]
3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    981,473
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 940,473
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             981,473

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.1%

12)  TYPE OF REPORTING PERSON

             BK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Health Fitness Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           3500 West 80th Street, Suite 130
           Bloomington, MN  55431

Item 2(a)  Name of Person Filing:

           1.  Wells Fargo & Company
           2.  Wells Fargo Bank Minnesota, N.A.

Item 2(b)  Address of Principal Business Office:

           1.  Wells Fargo & Company
               420 Montgomery Street
               San Francisco, CA  94104

           2.  Wells Fargo Bank Minnesota, N.A.
               Wells Fargo Center
               Sixth Street and Marquette Avenue
               Minneapolis, MN  55479

Item 2(c)  Citizenship:

           1.  Wells Fargo & Company:  Delaware
           2.  Wells Fargo Bank Minnesota, N.A.:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           42217V102

Item 3  The person filing is a:

        1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
        2.  Wells Fargo Bank Minnesota, N.A.:  Bank as defined in
            Section 3(a)(6) of the Act


Item 4  Ownership:

        See Items 5-11 of each cover page.

Item 5  Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6  Ownership of More than Five Percent on Behalf of
        Another Person:

        Not applicable.

Item 7  Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company:

        See Attachment A.

Item 8  Identification and Classification of Members of the
        Group:

        Not applicable.

Item 9  Notice of Dissolution of Group:

        Not applicable.

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 1, 2001

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
        Laurel A. Holschuh, Senior Vice President
          and Secretary


AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo
& Company on its own behalf and on behalf of Wells Fargo Bank
Minnesota, N.A.

Dated:  February 1, 2001

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary

WELLS FARGO BANK MINNESOTA, N.A.



By:  /s/ Carol Warner
         Carol Warner, Vice President





ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

	Wells Fargo Bank Minnesota, N.A. (1)




















































_____________________
(1)	Classified as a bank in accordance with Regulation 13d-
1(b)(1)(ii)(B).